FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 29 March, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







 International Power Strengthens Alliance with Mitsui in the UK and Indonesia

(London - 29 March 2007) International Power announces that it has signed an agreement with Mitsui & Co Ltd (Mitsui) to create a common ownership platform for its UK* assets (to be held 75% International Power and 25% Mitsui) and to equalise its returns from Paiton, Indonesia. Mitsui is a related party due to its existing relationship with International Power and hence this transaction is subject to shareholder approval.

As part of this agreement, International Power will sell a 25% equity interest in Rugeley, Deeside and Indian Queens to Mitsui and will acquire an additional 5% equity interest in First Hydro and Saltend. Mitsui will provide a GBP200 million credit facility to support trading activities of the UK assets. International Power has also acquired the right to additional returns from Paiton equivalent to 9.2% of Paiton's earnings and cash distributions**.

The sale and purchase of the interests in the UK assets and Paiton will result in a net cash payment of GBP85 million to International Power. The transaction is expected to be marginally earnings enhancing in the first full year.

Philip Cox, CEO of International Power, said "We are pleased to have signed this agreement which strengthens our relationship with Mitsui, our long term partner. The new ownership structure in both the UK and Indonesia, together with additional Mitsui credit support for trading in the UK, enables us to drive additional value from our portfolio."

Based on the latest audited results***, the gross assets of this transaction are GBP331 million, and the profit before tax is GBP46 million.

Completion of this transaction, which is conditional upon International Power shareholder approval, EU regulatory approval and lender consents, is expected in June 2007. Further information on the transaction will be contained in a Circular to shareholders (to be sent in due course) in connection with the Extraordinary General Meeting required to approve the transaction.

Notes:

*Ownership in Derwent Cogeneration Limited, held jointly by International Power and Mitsui, will be unchanged as a result of this transaction.

**Via the acquisition of an economic interest from Mitsui, this transaction equalises the returns for International Power and Mitsui from Paiton (at 40% each) but does not entail any transfer of shares or change of management structure.

***2005 year end accounts have been used to calculate the gross assets and profit before tax attributable to the assets, other than for First Hydro and Paiton where 2006 year end audited results were available. The accounts have all been prepared under UK GAAP, with the exception of Paiton, which has been prepared under US GAAP.

Notes to Editors:

IPR ownership of UK assets prior to transaction:
 ------------ ---------  ----------  ----------  -------    --------   -------
              Location   Fuel        Type        Gross      IPR        Net
                                                 capacity   Ownership  capacity
                                                 (MW)                  (MW)
 ------------  ---------  ----------  ---------- -------      -------- -------
Deeside       UK         Gas         CCGT             500        100%      500
Derwent       UK         Gas         CCGT             214         23%       50
First Hydro   UK         Pumped                     2,088         70%    1,462
                         Storage
Indian Queens UK         Oil         OCGT             140        100%      140
Rugeley       UK         Coal        50 MW of       1,050        100%    1,050
                                     OCGT
Saltend       UK         Gas         CCGT           1,200         70%      840
------------  ---------  ----------  ----------     -------   --------   -------

IPR ownership of UK assets following transaction:
 ------------ ---------  ----------  ----------  -------    --------   -------
              Location   Fuel        Type        Gross      IPR        Net
                                                 capacity   Ownership  capacity
                                                 (MW)                  (MW)
 ------------  ---------  ----------  ---------- -------      -------- -------
Deeside       UK         Gas         CCGT             500         75%      375
Derwent       UK         Gas         CCGT             214         23%       50
First Hydro   UK         Pumped                     2,088         75%    1,566
                         Storage
Indian Queens UK         Oil         OCGT             140         75%      105
Rugeley       UK         Coal        50 MW of       1,050         75%      788
                                     OCGT
Saltend       UK         Gas         CCGT           1,200         75%      900
------------  ---------  ----------  ----------     -------   --------   -------

For further information please contact:

International Power

Investor Contact:                       Media Contact:
Aarti Singhal                           Beth Akers
Telephone: +44 (0)20 7320 8681          Telephone: +44 (0)20 7320 8622


About International Power

International Power plc is a leading independent electricity generating company with 18,935 MW (net) in operation and 657 MW (net) under construction. International Power has an interest in power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Germany, France, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs) on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

About Mitsui

Mitsui & Co., Ltd. is a major Japanese trading company engaged in a number of worldwide commodity businesses, including power and energy-related products, iron & steel, non-ferrous metals, machinery, electronics, chemicals, food products, textiles, general merchandise and real estate. Mitsui's other businesses include industrial project management, information technology, biotechnology and financial services.








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary